[redacted]

SECURI 06007997 ON

[redacted]

OMB APPROVAL
OMB Number: 3235-0123
Expires: January 31, 2007
Estimated average burden
hours per response...... 12.00

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-52711

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
EVOLUTION FINANCIAL TECHNOLOGIES, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
67 WALL STREET, 21ST FLOOR
(No. and Street)

NEW YORK (City) **NY** (State) **10005** (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
03

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DARYL DENSON **(212) 905-7600**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
KAUFMANN, GALLUCCI & GRUMER LLP
(Name - if individual, state last, first, middle name)

ONE BATTERY PARK PLAZA	**NEW YORK**	**NY**	**10004**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 13 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMS control number.

OATH OR AFFIRMATION

I, **DARYL DENSON** ______________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting [redacted]ing to the firm of **EVOLUTION FINANCIAL TECHNOLOGIES, LLC** [redacted], as of **DECEMBER 31, 2005,** are true and correct. I further swear (or affirm) that neither [redacted] partner, proprietor, principal officer, or director has any proprietary interest in any account classified [redacted] as that of a customer, except as follows:

____

____

____

Signature

CHIEF OPERATING OFFICER

Title

VIVETTE DIXON-SMALL
Notary Public - State Of New York
No. 01D16128121
Qualified In Kings County
My Commission Expires June 6, 2009

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

Evolution Financial Technologies, LLC
Statement of Financial Condition
December 31, 2005

ASSETS

Cash and cash equivalents	$	1,107,611
Receivable from broker-dealers and clearing organizations		159,740
Marketable securities owned, at market value		228,481
Deposit with clearing brokers		337,877
Prepaid expenses and other assets		48,374
Total assets	$	1,882,083

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Securties sold, not yet purchased, at market value	$	14,603
Accounts payable and accrued expenses		1,479,415
Total liabilities		1,494,018
Commitments and contingencies		
Member's equity before related receivable		952,608
Less receivable from Member		(564,543)
Member's equity		388,065
Total Liabilities and Member's equity	$	1,882,083

The accompanying notes are an integral part
of these financial statements.